Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW
Daniel H. April David F. Cunningham Patrick J. Dolan John M. Hickey C.W.N. Thompson, Jr. Of Counsel Megan Hadley Koehler* *Not admitted in New Mexico Janet Clow, Retired

April 24, 2019

Via EDGAR correspondence and E-Mail

Kimberly Browning and Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning and Mr. Ellington:

I state below the above-referenced registrant’s further response to the comment received from the staff on February 27, 2019 respecting disclosures in the registrant’s prospectuses, which the registrant first responded to in a letter dated March 28, 2019, and which was the subject of additional discussions with the staff on April 2, 2019, April 15, 2019, and April 22, 2019. I also state below the above-referenced registrant’s response to the additional comment received from the staff on April 22, 2019 respecting disclosures in the registrant’s prospectuses.

The registrant expects to make the disclosure revisions described in the response to the first item below in updated versions of the registrant’s prospectuses that will be filed with the Commission on EDGAR Form Type 497. The registrant will also make analogous revisions to the applicable summary prospectuses and file those updated summary prospectuses with the Commission on EDGAR Form Type 497K.

1.

Investments in China by Thornburg Developing World Fund. The staff noted that more than 25% of the Thornburg Developing World Fund’s equity holdings were invested in Chinese issuers as of the end of the Fund’s most recent fiscal year, and that the Fund also had significant investments in Chinese issuers during the last several fiscal years, with investments in Chinese issuers at some points exceeding 30% of the Fund’s equity holdings during those years. In view of the percentage of the Thornburg Developing World Fund’s investments in Chinese issuers at the end of the last fiscal year and the length of time for which the Fund had a significant percentage of its assets invested in Chinese issuers, the staff requested that the Fund modify the disclosures relating to the Fund’s principal investment risks to identify any specific principal risks attendant to investments of that extent in Chinese issuers.

Response. The registrant will add disclosure that reads substantially as follows to the portion of Thornburg Developing World Fund’s prospectuses that is responsive to item 4(b)(1)(i) of Form N-1A:

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning and Kenneth Ellington

April 24, 2019

Risks Affecting Specific Countries or Regions – If a significant portion of the Fund’s assets is invested in issuers that are economically exposed to one country or region, the Fund’s share value may be more susceptible to the conditions and developments in that country or region, and potentially more volatile than the share value of a more geographically diversified fund. The nature and degree of the risks affecting a given country or region, and the extent of the Fund’s exposure to any such country or region, is expected to vary over time.

Risks Affecting Investments in China – In recent years, a significant portion of the Fund’s assets has been invested in companies exposed to China. Risks affecting investments in China include a potential downturn in the Chinese economy, reduced liquidity or increased price volatility in the Chinese securities markets as a result of trading suspensions affecting Chinese issuers or other factors, the potential that the Chinese government may expand restrictions on foreign investments or the repatriation of capital, and the implementation of new tariffs or other trade barriers by China or its trading partners.

The registrant will also disclosure that reads substantially as follows to the portion of the registrant’s prospectuses that is responsive to item 9(c) of Form N-1A:

Risks Affecting Specific Countries or Regions – From time to time, a significant portion of the assets of International Value Fund, International Growth Fund, Income Builder Fund, Global Opportunities Fund, Developing World Fund, and Better World International Fund may be invested in issuers that are economically exposed to one country or region. In that event, the Fund’s share value may be more susceptible to conditions and developments in that country or region and potentially more volatile than the share value of a more geographically diversified fund. The nature and degree of the risks affecting a given country or region, and the extent of a Fund’s exposure to any such country or region, is expected to vary over time. Fund shareholders can find more information about the countries in which each Fund is invested and the percentage of each Fund’s investment in such countries in the most recent annual and semi-annual reports to shareholders.

Risks Affecting Investments in China – In recent years, a significant portion of the assets of the International Value Fund and the Developing World Fund have been invested in companies exposed to China. Investments in China involve a number of risks, some of which may be different from, or greater than, risks of investing in other countries or regions. The Chinese economy may be adversely affected if the Chinese government decides not to continue to support economic reform programs or to expand restrictions on foreign investments or the repatriation of capital, if China or its trading partners implement new tariffs or other trade barriers, or in the event of regional conflicts. Chinese issuers have the ability to suspend the trading of their equity securities, which may result in sudden and significant reductions in the liquidity of certain issuers’ shares or increases in the price volatility of those shares or in the broader Chinese securities market. Investments in China may also be subject to the risk of nationalization, expropriation, or confiscation of assets or property by the Chinese government. While these risks are particularly significant for a Fund’s investments in issuers located in the People’s Republic of China, they may also affect a Fund’s investments in issuers located in Hong Kong, Macau, or Taiwan. The nature and degree of the risks affecting China, and a Fund’s exposure to China, is expected to vary over time. Fund shareholders can find more information about their Fund’s investments in China in the most recent annual and semi-annual reports to shareholders.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   Attorneys and Counselors at Law

Kimberly Browning and Kenneth Ellington

April 24, 2019

2.

Investments in Other Countries. The staff asked the registrant to confirm that if, in the future, the principal investment risks of any of the registrant’s Funds have changed as a result of that Fund’s investments in particular countries, the registrant would update its prospectus disclosure to reflect the change in the Fund’s principal investment risks.

Response. The registrant confirms that it will modify its prospectus disclosures to reflect what it considers to be material increases in a Fund’s principal risks attendant to a Fund’s investments in particular countries, considering all pertinent factors.

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   Attorneys and Counselors at Law